UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 22, 2025

HCM II Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42252	98-1785406
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 First Stamford Place, Suite 330

Stamford, CT 06902

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (203) 930-2200

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A ordinary share and one-half of one Redeemable Warrant	HONDU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	HOND	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at a price of $11.50 per share	HONDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders

On October 20, 2025, HCM II Acquisition Corp. (the “Company” or “HCM II”) held an extraordinary general meeting of its shareholders (the “extraordinary general meeting”). At the extraordinary general meeting, of the 23,000,000 shares of Class A ordinary share, par value $0.0001 per share, of the Company (each an “HCM II Class A Ordinary Share”) and 5,750,000 Class B ordinary shares, par value $0.0001 per share, of the Company (each an “HCM II Class B Ordinary Share”, collectively with the HCM II Class A Ordinary Shares, the “HCM II Ordinary Shares”) outstanding and entitled to vote, 15,592,936 shares were represented, constituting a quorum. The final results for each of the matters submitted to a vote of shareholders at the extraordinary general meeting are as follows:

Proposal No. 1 - The Business Combination Proposal: The shareholders approved and adopted the Business Combination Agreement, dated as of March 26, 2025 (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), by and among HCM II, HCM II Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of HCM II (“Merger Sub”), and Terrestrial Energy Inc., a Delaware corporation (referred to herein prior to the closing of the transactions contemplated by the Business Combination Agreement (the “Business Combination”) as “Terrestrial Energy”, and, subsequent to the Business Combination, as “Terrestrial Energy Opco”), pursuant to which, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”, and the date of the Closing, the “Closing Date”) and following the Domestication (as defined below), Merger Sub will merge with and into Terrestrial Energy (the “Merger”), with Terrestrial Energy surviving as a wholly-owned subsidiary of HCM II, resulting in a combined company whereby HCM II will be the sole stockholder of Terrestrial Energy Opco, and substantially all of the assets and the business of the combined company will be held and operated by Terrestrial Energy Opco and its subsidiaries and the transactions contemplated thereby, by the votes set forth in the table below:

For	Against	Abstained
15,578,787	566	170,760

Proposal No. 2 - The Domestication Proposal: The Company’s shareholders approved, a change in the corporate structure and domicile of HCM II, which will be accomplished by continuation of HCM II from an exempted company incorporated in accordance with the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware (the “Domestication”). The Domestication will be effected at least one (1) day prior to the Closing Date by HCM II filing a certificate of corporate domestication and the proposed new certificate of incorporation (the “Proposed Certificate of Incorporation”) with the Delaware Secretary of State and filing an application to de-register with the Registrar of Companies of the Cayman Islands. Upon the effectiveness of the Domestication, HCM II will become a Delaware corporation and in connection with the Business Combination will change its corporate name to “Terrestrial Energy Inc.” (HCM II following the Business Combination, “New Terrestrial Energy”) and all outstanding securities of HCM II will convert to outstanding securities of New Terrestrial Energy, by the votes set forth in the table below:

For	Against	Abstained
15,578,607	566	170,940

Proposal No. 3A - The Stock Issuance Proposal: The Company’s shareholders approved, for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance or potential issuance of (i) common stock, par value $0.0001 per share, of New Terrestrial Energy (“New Terrestrial Common Shares”) to the holders of Terrestrial Energy capital stock (“Terrestrial Stockholders”) and to holders of the eight percent (8%) Convertible Note due 2026 issued by Terrestrial Energy (the “Terrestrial Convertible Notes”) and warrants to purchase shares or other equity interests of Terrestrial Energy (“Terrestrial Warrants”), and (ii) any other issuances of common stock and securities convertible into or exercisable for common stock pursuant to subscription, purchase or similar agreements HCM II has entered, or may enter, into prior to Closing other than in connection with the private placements pursuant to which HCM II has agreed to issue and sell immediately prior to or substantially concurrently with the Closing (“PIPE Financing”), by the votes set forth in the table below:

For	Against	Abstained
15,555,796	13,095	181,222

Proposal No. 3B — The PIPE Stock Issuance Proposal. The Company’s shareholders approved the issuance or potential issuance of issuances of common stock in connection with the PIPE Financing, by the votes set forth in the table below:

For	Against	Abstained
15,552,928	16,429	180,756

Proposal No. 4 - Organizational Documents Proposal: The Company’s shareholders approved the Proposed Certificate of Incorporation and the proposed new by-laws (the “Proposed By-Laws” and, together with the Proposed Certificate of Incorporation, the “Proposed Organizational Documents”) of New Terrestrial Energy in connection with the Business Combination, by the votes set forth in the table below:

For	Against	Abstained
13,460,062	2,117,725	172,326

Proposal No. 5 - The Advisory Organizational Documents Proposal: The Company’s shareholders approved the following three separate proposals (collectively, the “Advisory Organizational Documents Proposals”) to approve on an advisory, non-binding basis by special resolution the following material differences between the amended and restated memorandum and articles of association of HCM II (as may be amended from time to time, the “Cayman Constitutional Documents”) and the Proposed Organizational Documents. Details regarding such proposals is set forth below:

Advisory Organizational Documents Proposal 5A — Under the Proposed Organizational Documents, New Terrestrial Energy would be authorized to issue (A) 500,000,000 shares of common stock, par value $0.0001 per share (“New Terrestrial Common Shares”) and (B) 1,000,000 shares of preferred stock, par value $0.0001 per share (“New Terrestrial Preferred Stock”) , by the votes set forth in the table below:

For	Against	Abstained
13,100,924	1,973,063	676,126

Advisory Organizational Documents Proposal 5B — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the votes set forth in the table below:

For	Against	Abstained
13,637,657	1,938,625	173,831

Advisory Organizational Documents Proposal 5C — The Proposed Certificate of Incorporation would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of New Terrestrial Energy to amend, alter, repeal or rescind certain provisions of the Proposed Certificate of Incorporation, by the votes set forth in the table below:

For	Against	Abstained
10,488,529	5,087,768	173,816

Proposal No. 6 - The Incentive Plan Proposal: The Company’s shareholders approved the Terrestrial Energy Inc. 2025 Equity Incentive Plan (the “New Equity Incentive Plan”), by the votes set forth in the table below:

For	Against	Abstained
10,463,821	5,105,387	180,905

Proposal No. 7 - The Director Election Proposal: The Company’s shareholders approved the election of nine (9) directors to serve staggered terms on the New Terrestrial Energy board of directors until the date of the first, second and third annual stockholder meetings to be held following the date of Closing, or until any such director’s successor is duly elected and qualified, subject to such director’s earlier death, disqualification, resignation, or removal, by the votes set forth in the table below:

For	Against	Abstained
15,572,550	4,476	173,087

Proposal No. 8 - The Adjournment Proposal: The Company’s shareholders approved the adjournment of the extraordinary general meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of one or more proposals at the extraordinary general meeting, (ii) if HCM II determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Domestication, the Merger or any other transaction contemplated by the Business Combination Agreement or the related agreements, by the votes set forth in the table below:

For	Against	Abstained
15,554,646	19,900	175,567

No other items were presented for shareholder approval at the extraordinary general meeting.

Because none of the proposals before the extraordinary general meeting were “routine” matters, there were no broker non-votes occurring in connection with these proposals at the extraordinary general meeting.

Item 7.01 Regulation FD Disclosure.

The information set forth below under this Item 7.01 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

On October 20, 2025, the Company issued a press release announcing the approval of the proposals related to the Business Combination at the extraordinary general meeting. The Company also announced that it had received elections to redeem approximately 0.03% of the outstanding shares of Class A Ordinary Shares of the Company, which would leave approximately $243 million in the Company’s trust account. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

Exhibit Number
99.1	Press Release, dated October 20, 2025
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Forward-Looking Statements:

This Current Report on Form 8-K (this “Current Report”) includes forward-looking statements including regarding the Company’s expectations, hopes, beliefs, intentions or strategies regarding the future. These forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on HCM II and Terrestrial Energy. There can be no assurance that future developments affecting HCM II and the Terrestrial Energy will be those that we have anticipated. These forward-looking statements speak only as of the date of this Current Report and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against HCM II, Terrestrial Energy, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability of HCM II to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination, including the reorganization described in the business combination agreement; (9) changes in applicable laws or regulations; (10) the possibility that Terrestrial Energy or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by HCM II shareholders and (12) other risk factors described herein as well risks and uncertainties contained in the proxy statement/prospectus dated September 26, 2025. In addition, there may be additional risks that neither HCM II or Terrestrial Energy presently know, or that HCM II or Terrestrial Energy currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

In addition, forward-looking statements reflect HCM II’s and Terrestrial Energy’s expectations, plans or forecasts of future events and views as of the date of this Current Report. HCM II and Terrestrial Energy anticipate that subsequent events and developments will cause HCM II’s and Terrestrial Energy’s assessments to chage. However, while HCM II and Terrestrial Energy may elect to update these forward-looking statements at some point in the future, HCM II and Terrestrial Energy specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing HCM II’s or Terrestrial Energy’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither HCM II, Terrestrial Energy, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in the proxy statement/prospectus on Form S-4, as amended, dated September 26, 2025, HCM II’s Annual Report on Form 10-K for the year ended December 31, 2024 and HCM II’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Many of the important factors that will determine these results are beyond our ability to control or predict. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as otherwise required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the Business Combination or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

No Offer or Solicitation

This current report on Form 8-K is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 22, 2025
By:	/s/ Steven Bischoff
Name:	Steven Bischoff
Title:	Chief Financial Officer